Of counsel PEARLMAN & PEARLMAN LLC CHARLES B. PEARLMAN BRIAN A. PEARLMAN

June 28, 2011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:

H & H Imports, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2011
File No. 333-170778

Ladies and Gentleman:

On behalf of H & H Imports, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 25, 2011.  Each of our responses has been numbered to be consistent with Staff’s Comment Letter.  In addition, where appropriate, the location of the revisions within the Registration Statement has been included.

Registration Statement on Form S-1

Summary of the Offering, page 3

COMMENT 1.

We note your disclosure on page 3 that you could receive up to $39,105,000 net of fees to a placement agent and your disclosure on page 4 that you paid $280,000 in fees to your placement agent. Please advise or revise. Also revise the “Use of Proceeds” section accordingly.

RESPONSE:

The disclosure on page 3 noting that the Company “…could receive up to $39,105,000 net of fees to a placement agent, in the event the warrants are exercised….” was derived as detailed on the enclosed attachment No. 1.  This figure reflects a projection based on exercise of all offering related warrants, net of cashless warrants held by the placement agent, and reduced by 5% which is payable to the

United States Securities and Exchange Commission

June 28, 2011

placement agent on warrant exercise proceeds on warrants actually placed by Forge Financial Group (2,600  Units/ 78,000,000 warrants will total potential placement agent fees of $1,170,000.  A summary (please see enclosed attachment, is as follows.

Warrants exercisable for cash	No Warrants	Gross Proceeds
Series A @ $0.15	44,750,000	$6,712,500
Series B @ $0.25	44,750,000	11,187,500
Series C @ $0.50	44,750,000	22,375,000
	134,250,000	40,275,000
Placement agent fee		(1,170,000)
		$39,105,000

The disclosure on page 4 of $280,000 represents actual cash fees paid to the placement agent pursuant to their Placement Agent Agreement on the $2,600,000 gross offering proceeds actually received by the Company.

In response to the Staff’s comment, we have expanded the disclosure on page 3  and under Use of Proceeds to quantify the potential placement agent fee of $1,170,000 on warrant proceeds.  The discussion on page 4 has been expanded to further clarify that the $280,000 paid to the placement agent was actually paid in cash and related directly to gross proceeds actually funded in the $2,6000,000 offering.

Risk Factors, page 8

Failure to Timely Pay Obligations As They Come Due Could Lead to Significant, page 8

COMMENT 2.

We note your response to our prior comment 8 that you failed to make timely interest payments on the 12% Senior Working Capital Notes due to oversight. Please add this disclosure here.

United States Securities and Exchange Commission

June 28, 2011

RESPONSE:

The Company has modified our risk factor, Failure to Timely Pay Obligations as They Come Due Could Lead to Significant Financial Obligations, to indicate that the failure to make timely interest payments on the Company’s 12% Senior Working Capital Notes was due to managements oversight.

Our Business Would Be Harmed If Our Third Party Manufacturers and Service, page 11

COMMENT 3.

We note your response to our prior comment 9 and reissue in part. Please revise this risk factor by removing the words “our third party” from the title so as to clarify that you do not manufacture the products your sell.

RESPONSE:

Following Staff’s comment, the Company has removed the words “…our third party…” from the table of our risk factor on page 11.

Our Management and Principal Shareholders in the Aggregate, Own or Control, page 14

COMMENT 4.

Please reconcile your disclosure in this risk factor that 55% of your common stock is owned or controlled by your management and principal shareholders with your disclosure on page 35.

RESPONSE:

The difference between the percentage ownership held by management and principal shareholders of 52% as described in the risk factor or page 14 and the percentage disclosed in the table under Security Ownership of Certain Beneficial Owners and Management is shares beneficially held, specifically, 6,676,667 shares obtainable within sixty days by Mr. Rogai, CEO, through the exercise of his options.  The risk factor only addressed “…52% of the issued and outstanding common stock….”

Following Staff’s comment, the risk factor on pg. 14 has been modified such that the risk addressed now includes and quantifies beneficial ownership.

Use of Proceeds, page 16

COMMENT 5.

Please revise to remove the implication that the information in this section is not reliable. Please note that while you may reserve the right to change the use of proceeds, you should discuss such reservations and contingencies. Refer to Item 504 of Regulation S-K.

United States Securities and Exchange Commission

June 28, 2011

RESPONSE:

The Company has modified its Use of Proceeds disclosures to remove the implication that the information is not reliable by rather is subject to change depending on contingencies as described in Item 504, paragraph 7, of Regulation S-K.

Business, page 25

Recent Development, page 27

BrightFeetTM Lighted Slippers, page 27

COMMENT 6.

Please revise your disclosure on page 27 to clarify how the revenues will be allocated among the retailers, your company and Boston Ideas, LLC should you enter into the definitive agreement that you are currently negotiating with Boston Ideas, LLC.

RESPONSE:

The disclosure under Recent Developments related to BrightFeetTM Lighted Slippers has been expanded to better describe the allocation of revenues among retailers, the Company and Boston Ideas, LLC. the following has been added to the BrightFeetTM narrative:

Subject to our entering into a definitive agreement with Boston Ideas, LLC, the Company will pay for the direct manufacturing and shipping costs related to manufacture and, in turn, sell the product, at the wholesale level, to a retailer.  The Company will record its wholesale price as revenues, capturing the gross profit between its direct manufacturing costs and the wholesale price.  The Company will also be responsible to pay Boston Ideas, LLC a royalty of $0.50 per unit for each unit sold at the retail level.

G-Unit, page 27

COMMENT 7.

We note your disclosure regarding the terminated agreement with Sleek Audio, LLC and G-Unit Brands, Inc. to market a wireless over-the-ear headphone product. Please advise as to whether this is the same product that you plan on marketing with SMS Audio LLC and G-Unit Brands, Inc. To the extent that it is not the same product for which you contributed $182,100 for product tooling to produce, please revise to clarify. In addition, please file your term sheet with SMS Audio LLC and G-Unit Brands as an exhibit to the registration statement.

United States Securities and Exchange Commission

June 28, 2011

RESPONSE:

The Company has modified the disclosure related to its relationship with G-Unit to clarify that the planned over-the-ear headphone products will be similar to but not the same as the product developed by Sleek Audio, LLC.  The October 2010 tri-party agreement covered an over-the-ear headphone product for which Sleek Audio, LLC held the intellectual property rights.

Regarding the $182,100 the Company contributed to tooling for the initial product, if this amount or tooling is deemed not recoverable, the entire amount will be written-off in our fiscal fourth quarter 2011.

Celebrity Marketing Plan, page 27

COMMENT 8.

We note your disclosure on page 27 that you intend to develop relationships with celebrities to market future products. Please revise to describe in greater detail your celebrity marketing plan by including a timeline describing the steps you will take to develop relationships with celebrities and the estimated costs of each step.

RESPONSE:

While the Company intends to use celebrity endorsements to help market potential products, as stated under Recent Developments – Celebrity Marketing Plan “…We currently do not have any potential products that are endorsed by celebrities….” Due to the difficulties in estimating reasonable timelines and costs associated for yet unidentified products, the Company has removed this disclosure.

Executive Compensation, page 32

Outstanding Equity Awards at Fiscal Year End, page 33

COMMENT 9.

Please revise to update by including disclosure for fiscal year ended March 31, 2011 or explain why this is not necessary.

RESPONSE:

The Executive Compensation section has been updated to cover option awards at fiscal year end March 31, 2011.

Certain Relationships and Related Transactions, page 34

COMMENT 10.

We note your disclosure in your Form 8-K filed on March 23, 2011 regarding the severance, consulting and release agreement you signed with Mr. Cimino. Please disclose here and file the agreement as an exhibit to your registration statement.

United States Securities and Exchange Commission

June 28, 2011

RESPONSE:

The Company has added the following disclosure to Certain Relationships and Related Transactions:

Effective March 23, 2011, Michael Cimino resigned from our Board of Directors and his position as Executive Director of TV Goods, Inc. and affiliates.  In connection with his resignation the Company entered into an agreement with Mr. Cimino which provided: (i) all granted but yet unvested options granted to Mr. Cimino would fully vest; (ii) Mr. Cimino would continue to work with the Company on a project-by-project basis and would receive 500,000 common shares which vest August 25, 2011; and (iii) upon commencement of a written consulting agreement to commence no earlier than February 25, 2012, Mr. Cimino would be granted an additional 500,000 common shares and additional compensation for his consulting services of $6,000 per month for a period of one year.

The agreement with Mr. Cimino further provided that Mr. Cimino agreed not to sell on a trading market any common shares held by him until the earlier of 30 calendar days after the effective date of the Company’s pending registration statement or seven (7) months from the completion of a then pending funding transaction which closed June 15, 2011

The Company also agreed to reimburse certain pre-approval travel related expenses, not to exceed $600 per month.

In response to Staff’s comment, the March 23, 2011 agreement with Mr. Cimino has been included as exhibit to our registration statement.

Selling Security Holders, page 38

COMMENT 11.

We note your response to our prior comment 30 and reissue in part. Please revise your disclosure on page 43 to state that G-Unit is an affiliate.

RESPONSE:

The footnote disclosure has been revised to state that G-Unit is an affiliate.

Consolidated Statements of Stockholders’ Equity, page F-18

COMMENT 12.

We note your revisions in response to our prior comment number 33 and that the reverse merger transaction has been changed to reflect that of a recapitalization rather than as a business combination. However, it does not appear that historical capital stock accounts have been properly

United States Securities and Exchange Commission

June 28, 2011

adjusted to reflect the reverse merger transaction. In this regard, the capital stock accounts of the acquiring enterprise should be adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the reverse merger transactions. For periods prior to the reverse acquisition, the equity of the combined enterprise is this historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity. The net assets acquired would not be adjusted to fair value since no “business” is actually being acquired and no goodwill would be recognized in the transaction. Please revise your presentation in the Company’s financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above. Furthermore, please explain how the debit amount of $320,000 to APIC shown on the statements of stockholders’ equity for the reverse merger transaction was derived. If the amount represents the historical net assets of H & H acquired in the reverse merger, please explain why represents a cash outflow item under investing activities in the statements of cash flows. We may have further comment upon receipt of your response.

RESPONSE:

TV Goods Holding Corporation (accounting acquirer/legal acquiree) completed a reverse recapitalization with H & H Imports, Inc. on May 28, 2010.  Both the accounting acquirer and accounting acquiree had a par value, prior to, and subsequent to, the transaction of $0.0001 per share. The acquisition date fair value of the legal acquirer on the transaction date was $0.  The legal acquire (H & H Imports, Inc.) was not a public company prior to the transaction with no quoted stock value and paid $320,000 cash consideration to complete the transaction.  The common stock exchange ratio was 1 to 1.

Under the provisions of ASC 805-40-45:

“…Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.…”

In the case of the Company’s transaction, the exchange ratio was 1:1, resulting in the issuance of 182,487,500 shares by the accounting acquirer in exchange for 182,487,500 of the legal acquirer.

As described in the related Form 8-K filed June 4, 2010:

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June 28, 2011

“…the shareholders of TV Goods (the “TV Goods Shareholders”) exchanged all of the TV Goods shares in exchange for 182,487,500 shares of raw common stock (the “Merger”). As a result of the Merger, TV Goods became our wholly-owned subsidiary….”

A roll-forward of the accounting acquiree’s shares outstanding up to the reverse recapitalization date, unregistered is as follows:

Initial founder shares	152,000,010
Shares issued in connection with senior working capital notes at $0.05 per share	6,187,500
Balance March 31, 2010	158,187,510

Private placement completed May 27, 2010	24,000,000

Shares issued for legal services in connection with reverse recapitalization	300,000
182,487,500

ASC 805-40-452(d) provides:

“The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with the guidance in this Topic applicable to business combinations. However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquire) issued in the reverse acquisition.”

Accordingly, under this somewhat unusual circumstance i.e. same par value, 1:1 exchange and $0 acquisition data fair value, I believe “the equity structure of the legal subsidiary (the accounting acquirer) already represents the “…exchange ration established in the

United States Securities and Exchange Commission

June 28, 2011

acquisition agreement to reflect the number of shares of the legal parent (the accounting acquire) issued in the reverse acquisition….”, and for periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger “restated” (restatement was not necessary) using the exchange ratio of the reverse merger.

As  stated above, the net assets acquired were $0 accordingly, it may appear as none were recognized however, the guidance as described in ASC 805-10/805-30 has been applied.

As the legal acquire was not a business as described by ASC 805-10-55, no goodwill was recognized, and the transaction was treated as a reverse capitalization.

The $320,000 addressed by Staff reflects the consideration effectively transferred.  This amount was paid in cash at closing and represented “…the fair value of consideration effectively transferred should be based on the most reliable measure….” within the meaning of ASC 805-40-55-10.  As the accounting acquire was not a public company with a quoted stock, this represented the “most reliable measure.” As no goodwill is recognized in a recapitalization, the debit was charged to APIC.

Consolidated Balance Sheets, page F-16

COMMENT 13.

Please revise to correct the typographical error on the face of the balance sheet. The period presented should be March 31, 2010 rather than March 31, 2011. Furthermore, you have marked that column as “restated” however, the amounts appear unchanged as compared to those presented in audited balance sheet on page F-3

RESPONSE:

We acknowledge and thank Staff for the Comment regarding the typographical errors on the face of the balance sheet.  The column headings on the balance sheet have been corrected.

Note 2-Restatement of Financial Statements, page F-20

COMMENT 14.

The amounts in the table appear to contain typographical errors. For example, the line items relating to common stock and APIC do not cross foot and the restated column does not foot. Furthermore, the amounts include in the “as filed” column do not agree to the previously filed data appearing on page F-16 or F-3

United States Securities and Exchange Commission

June 28, 2011

RESPONSE:

We acknowledge and thank Staff for pointing out typographical errors, which have been corrected.  In addition, certain restatement schedules included in Note 1 have been expanded as needed to include unchanged figures such that referenced subtotals and totals now foot.  In general, the restatement related presentation has been made clearer.

Note 3-Basis of Presentation, Liquidity, and Summary of Significant Accounting Policies

Investments, page F-23

COMMENT 15.

In light of the materiality of your investment balances, expand this note to clearly describe how these investments were acquired and how they were valued at the time of the acquisition.

RESPONSE:

Note 3 – Basis of Presentation – Investments has been expanded to more clearly describe how our investments were acquired and valued at the time of acquisition.

Note 7- Commitments, page F-30

COMMENT 16.

We note the disclosure in Risk Factors on page 8, indicating that you have failed to comply with the registration rights provision and are obligated to make pro rata payments to the subscribers under the 2010 Private Placement in an amount equal to 1% per month of the aggregate amount invested by the subscribers up to a maximum of 6% of the aggregate amount invested by the subscribers. You are obligated to pay the subscribers approximately $88,400. The maximum amount of penalty to which the Company may be subject is $156,000 if it is unable to successfully have the registration statement declared effective within six months of the termination of the related funding. Please revise Note 7 to the financial statements to include this information and indicate the amount, if any, that has been accrued to date. If no amounts have been accrued, please explain the reason why.

RESPONSE:

The Company had accrued $75,000 as of December 31, 2010, attributable to its registration rights obligation.  The offering which contained the penalty provision closed on July 26, 2010, and provided that a penalty of 1% per month would begin accruing 180 days from closing, i.e., January 22, 2011, if the Company was not successful in having the related registration statement declared effective by that date.

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June 28, 2011

While as of December 31, 2010, the penalty date had not yet “triggered”, under the provisions of ASC 450-20-25-2 (FASB5) the Company felt that the penalty was both “probable and reasonably estimable” within the meaning of the guidance.  Accordingly, the Company estimated a penalty period of five months from January 22, 2011, which was accrued.

Following Staff comment, the following disclosure has been added to Note 7 – Commitments:

“Under the terms of the 2010 Private Placement, the Company provided that it would use its best reasonable efforts to cause the related registration statement to become effective within 180 days of the termination date, July 26, 2010 (“Termination Date”), of the offering.  We have failed to comply with this registration rights provision and are obligated to make pro rata payments to the subscribers under the 2010 Private Placement in an amount equal to 1% per month of the aggregate amount invested by the subscribers up to a maximum of 6% of the aggregate amount invested by the subscribers.  The maximum amount of penalty to which the Company may be subject is $156,000.  Under the provisions of ASC 450, the Company had accrued $75,000 at December 31, 2010.”

Note 9-Subsequent Events, page F-33

COMMENT 17.

We note from your disclosures in MD&A that on April 11, 2011 the Company and Octagon Capital Partners, an accredited investor, entered into a securities purchase agreement whereby Octagon purchased from the Company a convertible debenture, in the principal amount of $750,000 and in connection with the securities purchase agreement, warrants to purchase the Company’s common stock were also issued to Octagon. We further note that the debenture bears interest at a rate of 0% per annum and is convertible into shares of the Company’s common stock at any time commencing on the date of the debenture at a conversion price of $0.20 per share, subject to certain provisions including full-ratchet anti-dilution protection in the event that any shares of common stock or securities convertible into common stock are issued at less than the conversion price of the debenture except under certain circumstances. In this regard, please tell us and revise further filings to disclose your planned accounting treatment for the arrangement, including, but not limited to, the allocation

United States Securities and Exchange Commission

June 28, 2011

of proceeds to the convertible debenture and warrants and whether the convertible debenture provides for beneficial conversion feature. Furthermore, your response should also address how the anti-dilution provisions have also been considered in your planned accounting treatment, for the arrangement. If you believe that no accounting is required for such provisions, please explain in detail as to why. Please provide us with the authoritative guidance you relied upon in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

RESPONSE:

The Company intends to account for the April 11, 2011 in accordance with the provisions of ASC 470-20 and related guidance.  The transaction contained both a detachable warrant and a beneficial conversion feature.  ASC 470-20-25-2 provides in part:

“Proceeds from the sale of a debt instrument with stock purchase warrants (detachable call options) shall be allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance.  The portion of the proceeds so allocated to the warrants shall be accounted for as paid-in capital.  The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction.”

Further, the intrinsic value of the embedded beneficial conversion feature will be recognized specialty at issuance pursuant to the provisions of ASC 470-20-25-5.  If the conversion price changes, as is provided under the agreement, the reset price will be accounted for under the provisions of ASC 470-20-35.

In response to Staff’s comment, the disclosure in our MD&A has been modified and expanded to address the planned accounting treatment for this transaction.

During the first fiscal quarter 2012, the Company will record the Octagon Capital Partners transaction, recognizing the relative fair value of the debenture and detachable warrants under the provisions of ASC Topic 470.  As the ultimate conversion ratio may change under the terms of convertible debenture, the Company may recognize the intrinsic value of a reduced conversion at a later date.  Also, the convertible debenture contains an embedded beneficial

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June 28, 2011

conversion feature which, when recognized, will result in a potentially significantly higher interest rate.

COMMENT 18.

Please revise your subsequent event to include such issuances of debt made subsequent to the reporting period.

RESPONSE:

Note 9.  Subsequent Events has been modified to include the following disclosure related to the convertible debenture transaction with Octagon Capital Partners:

On April 11, 2011 the Company and Octagon Capital Partners, an accredited investor, entered into a securities purchase agreement Octagon purchased from the Company a convertible debenture, in the principal amount of $750,000. The debenture bears interest at a rate of 0% per annum and is convertible into shares of the Company's common stock at any time commencing on the date of the debenture at a conversion price of $0.20 per share, subject to adjustment. The debenture is due and payable on December 1, 2011.  In connection therewith, the Company also issued the following warrants to Octagon: 3,750,000 Series A Common Stock Purchase Warrants, 1,875,000 Series B Common Stock Purchase Warrants and 1,875,000 Series C Common Stock Purchase Warrants. Total commissions and fees payable to placement agents in connection with this transaction are $90,000 in cash, 843,750 Series A Common Stock Purchase Warrants and 281,250 Series B Common Stock Purchase Warrants.  During the first fiscal quarter 2012, the Company will record the Octagon Capital Partners transaction, recognizing the relative fair value of the debenture and detachable warrants under the provisions of ASC Topic 470.  As the ultimate conversion ratio may change under the terms of convertible debenture, the Company may recognize the intrinsic value of a reduced conversion at a later date.  Also, the convertible debenture contains an embedded beneficial conversion feature which, when recognized, will result in a potentially significantly higher interest rate.

United States Securities and Exchange Commission

June 28, 2011

Exhibits, page II-5

COMMENT 19.

Please revise to include the security purchase agreement from your private offering that closed on April 11, 2011 as an exhibit.

RESPONSE:

The form of security purchase agreement has been included as an exhibit.

Other

COMMENT 20.

Please provide updated financial statements in accordance with the Rule 8-08 of Regulation of S-X in your next amendment.

RESPONSE:

The Company acknowledges it has provided updated financial statements in accordance with Rule 8.08 of Regulation S-X in our amended registration statement on Form S-1.

COMMENT 21.

Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

RESPONSE:

The Company acknowledges it will provide a currently dated consent from our independent registered public account in any future amendments to our S-1 registration statement.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm